Exhibit 99.1

ITW NEWS RELEASE

ITW's 2012 Second Quarter Diluted Income Per Share from Continuing Operations Increases 16 Percent to $1.11; Organic Revenues Increase 2.3 Percent; Operating Margins Improve 110 Basis Points to 16.5 Percent; Company Repurchases $526 Million of Shares; Company Lowers Full-Year Earnings Forecast

GLENVIEW, ILLINOIS — July 24, 2012 — Illinois Tool Works Inc. (NYSE: ITW) today reported second quarter 2012 diluted income per share from continuing operations of $1.11, a 16 percent increase versus the 2011 second quarter. While revenue growth moderated in the second quarter due to the higher-than-expected negative impact of currency translation and slowing demand in a variety of international end markets, operating margins of 16.5 percent improved 110 basis points versus the year-ago period.

Second quarter 2012 financial and operating highlights versus the prior year included:

• Total revenues of $4.655 billion increased 0.9 percent. Organic or base revenues grew 2.3 percent, with North American organic revenues increasing 5.3 percent and international organic revenues declining 0.8 percent. European organic revenues decreased 1.7 percent. Asia Pacific organic revenues underperformed company expectations, growing only 1.8 percent. Notably, China organic revenues declined 0.5 percent.

• Acquisitions net of divestitures added 3.0 percent to revenues while currency translation negatively impacted revenues by 4.5 percent. The declining value of the Euro accounted for the major currency headwind in the quarter.

• Operating income of $770.0 million grew 8.3 percent.

• Operating margins improved due to favorable raw material price/cost dynamics as well as effective management of overheads within the decentralized businesses.

• Total revenues for the Power Systems and Electronics segment increased 7.7 percent. Segment organic revenues grew 5.2 percent based on continuing strength in the worldwide welding businesses and improvement in the electronics assembly businesses. Worldwide welding's organic revenues grew 8.8 percent, with North American and international growing 11.4 percent and 2.1 percent, respectively. Segment operating margins of 21.2 percent improved 60 basis points from the prior year period.

• The Company returned nearly $700 million to shareholders through share repurchases of $526 million and dividends paid of $172 million. At the end of the 2012 second quarter, the Company had $2.9 billion remaining in its share repurchase authorization.

"Despite slowing in a variety of international end markets and significant currency translation headwinds, we were very pleased with our second quarter operating performance," said David B. Speer, chairman and chief executive officer. "Based on our differentiated 80/20 operational focus, our businesses produced very strong operating margin improvement in the quarter with excellent management of input and overhead costs. In addition, we continued to return significant levels of cash to our shareholders through our share repurchase program as well as our strong dividend payout."

Given the ongoing negative impact of currency translation, additional restructuring expenditures that will now total over $100 million for the year, and expected continued sluggish demand in international markets, the Company is lowering its forecast for revenue growth from continuing operations to be in a range of 1 percent to 3 percent versus the prior range of 5 percent to 7 percent. As a result, full-year diluted income per share from continuing operations is expected to be in a range of $4.03 to $4.19 versus the prior range of $4.14 to $4.38. For third quarter 2012, the Company is forecasting revenue growth to be in a range from -1 percent to 1 percent and diluted income per share from continuing operations to be in a range of $1.03 to $1.11.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted income per share from continuing operations and total revenue growth. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's 2011 Form 10-K.

Celebrating its 100-year anniversary in 2012, ITW is a Fortune 200 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The Company focuses on profitable growth and strong returns across worldwide platforms and businesses. The businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $17.8 billion in 2011, with more than half of the revenues generated outside of the United States.

CONTACT: John L. Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(In millions except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2012	**2011**	**2012**	**2011**
Operating Revenues	$ 4,655	$ 4,615	$ 9,202	$ 8,887
Cost of revenues	2,964	2,996	5,875	5,758
Selling, administrative, and research and development expenses	846	845	1,705	1,641
Amortization of intangible assets	75	63	147	118
Operating Income	770	711	1,475	1,370
Interest expense	(50)	(45)	(100)	(89)
Other income (expense)	23	15	31	21
Income from Continuing Operations Before Income Taxes	743	681	1,406	1,302
Income Taxes	216	197	408	212
Income from Continuing Operations	527	484	998	1,090
Income from Discontinued Operations	354	15	369	32
Net Income	$ 881	$ 499	$ 1,367	$ 1,122
Income Per Share from Continuing Operations:				
Basic	$1.12	$0.97	$2.09	$2.19
Diluted	$1.11	$0.96	$2.08	$2.17
Income Per Share from Discontinued Operations:				
Basic	$0.75	$0.03	$0.77	$0.06
Diluted	$0.74	$0.03	$0.77	$0.06
Net Income Per Share:				
Basic	$1.86	$1.00	$2.86	$2.25
Diluted	$1.85	$0.99	$2.84	$2.23
Shares Outstanding During the Period:				
Average	472.9	497.8	477.4	498.2
Average assuming dilution	476.1	501.9	480.9	502.3

FREE OPERATING CASH FLOW

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2012	**2011**	**2012**	**2011**
Net cash provided by operating activities	$ 509	$ 312	$ 832	$ 457
Less: Additions to plant and equipment	(100)	(87)	(184)	(176)
Free operating cash flow	$ 409	$ 225	$ 648	$ 281

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)
(In millions)

		JUNE 30, 2012		DECEMBER 31, 2011
ASSETS				
Current Assets:				
Cash and equivalents	$	1,692	$	1,178
Trade receivables		3,164		2,819
Inventories		1,796		1,716
Deferred income taxes		373		366
Prepaid expenses and other current assets		449		384
Assets held for sale		77		386
Total current assets		7,551		6,849
Noncurrent Assets:				
Net plant and equipment		2,067		2,025
Investments		271		409
Goodwill		5,456		5,198
Intangible assets		2,368		2,233
Deferred income taxes		514		634
Other assets		694		636
	$	18,921	$	17,984
LIABILITIES and STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$	1,438	$	502
Accounts payable		785		697
Accrued expenses		1,479		1,435
Cash dividends payable		169		174
Income taxes payable		54		57
Deferred income taxes		5		5
Liabilities held for sale		6		107
Total current liabilities		3,936		2,977
Noncurrent Liabilities:				
Long-term debt		3,468		3,488
Deferred income taxes		118		117
Other liabilities		1,298		1,368
Total noncurrent liabilities		4,884		4,973
Stockholders' Equity:				
Common stock		5		5
Additional paid-in-capital		825		686
Income reinvested in the business		12,821		11,794
Common stock held in treasury		(3,702)		(2,692)
Accumulated other comprehensive income		135		224
Noncontrolling interest		17		17
Total stockholders' equity		10,101		10,034
	$	18,921	$	17,984

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
SEGMENT DATA

THREE MONTHS ENDED JUNE 30, 2012			% F(U) vs. prior year				
$ in Millions	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue	Operating Income	Operating Margin	Organic (Base) Op Margin
Transportation	$ 896	$ 143	16.0%	0.1%	3.4%	4.4%	0.7%	1.0%
Power Systems & Electronics	810	172	21.2%	7.7%	5.2%	11.0%	0.6%	1.6%
Industrial Packaging	627	76	12.1%	-5.1%	0.2%	8.6%	1.5%	1.8%
Food Equipment	476	75	15.8%	-3.3%	1.3%	11.9%	2.1%	2.2%
Construction	489	59	12.1%	-6.0%	-0.5%	-7.8%	-0.2%	-0.3%
Polymers & Fluids	334	57	17.1%	-0.9%	-0.4%	1.8%	0.4%	1.2%
Decorative Surfaces	286	41	14.3%	0.4%	4.8%	17.1%	2.1%	1.4%
All Other	755	147	19.5%	8.8%	2.6%	15.7%	1.2%	2.5%
Intersegment	(18)							
Total Company	**4,655**	**770**	**16.5%**	**0.9%**	**2.3%**	**8.3%**	**1.1%**	**1.5%**

SIX MONTHS ENDED JUNE 30, 2012			% F(U) vs. prior year				
$ in Millions	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue	Operating Income	Operating Margin	Organic (Base) Op Margin
Transportation	$ 1,819	$ 294	16.2%	4.9%	4.2%	7.3%	0.4%	0.9%
Power Systems & Electronics	1,601	341	21.3%	9.4%	6.1%	11.8%	0.5%	1.8%
Industrial Packaging	1,239	144	11.6%	-1.1%	1.0%	10.8%	1.2%	1.6%
Food Equipment	949	151	15.9%	-1.7%	1.4%	12.7%	2.0%	1.9%
Construction	958	95	9.9%	-2.5%	0.0%	-13.6%	-1.3%	-0.3%
Polymers & Fluids	637	103	16.2%	1.9%	0.6%	6.2%	0.6%	1.3%
Decorative Surfaces	561	77	13.7%	1.4%	4.6%	11.6%	1.2%	0.8%
All Other	1,471	270	18.4%	8.8%	1.9%	7.6%	-0.2%	1.9%
Intersegment	(33)							
Total Company	**9,202**	**1,475**	**16.0%**	**3.5%**	**2.7%**	**7.7%**	**0.6%**	**1.3%**